UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Syms Corp.

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

871551107

(CUSIP Number)

Mr.  James A. Mitarotonda

c/o Barington Companies Equity Partners, L.P.

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 974-5700

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

January 18, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:[ ].

(Continued on following pages)

(Page 1 of 43 Pages)

CUSIP No. 871551107	Page 2 of 43 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Equity Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	268,996
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	268,996
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
268,996

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.84%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 871551107	Page 3 of 43 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Investors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO, WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	269,096
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	269,096
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
269,096

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.84%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 871551107	Page 4 of 43 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Management, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	100
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	100
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.01%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 871551107	Page 5 of 43 Pages

1)	NAME OF REPORTING PERSON

Barington Investments, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	136,117
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	136,117
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
136,117

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.93%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 871551107	Page 6 of 43 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO, WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	136,217
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	136,217
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
136,217

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.93%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 871551107	Page 7 of 43 Pages

1)	NAME OF REPORTING PERSON

Benchmark Opportunitas Fund plc

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

7) SOLE VOTING POWER
NUMBER OF	8,263
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	8,263
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,263

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.06%

14)	TYPE OF REPORTING PERSON
CO

CUSIP No. 871551107	Page 8 of 43 Pages

1)	NAME OF REPORTING PERSON

Barington Offshore Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO, WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	8,363
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	8,363
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,363

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.06%

14)	TYPE OF REPORTING PERSON
IA, OO

CUSIP No. 871551107	Page 9 of 43 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Offshore Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

7) SOLE VOTING POWER
NUMBER OF	470,970
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	470,970
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
470,970

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.23%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 871551107	Page 10 of 43 Pages

1)	NAME OF REPORTING PERSON

Barington Offshore Advisors II, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO, WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	471,070
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	471,070
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
471,070

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.23%

14)	TYPE OF REPORTING PERSON
IA, OO

CUSIP No. 871551107	Page 11 of 43 Pages

1)	NAME OF REPORTING PERSON

Barington Capital Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO, WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

7) SOLE VOTING POWER
NUMBER OF	884,946
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	884,946
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
884,946

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.07%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 871551107	Page 12 of 43 Pages

1)	NAME OF REPORTING PERSON

LNA Capital Corp.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	884,946
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	884,946
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
884,946

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.07%

14)	TYPE OF REPORTING PERSON
CO

CUSIP No. 871551107	Page 13 of 43 Pages

1)	NAME OF REPORTING PERSON

James A. Mitarotonda

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO, PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	885,096
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	885,096
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
885,096

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.07%

14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 871551107	Page 14 of 43 Pages

1)	NAME OF REPORTING PERSON

RJG Capital Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	17,200
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	17,200
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,200

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 871551107	Page 15 of 43 Pages

1)	NAME OF REPORTING PERSON

RJG Capital Management, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	17,200
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	17,200
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,200

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 871551107	Page 16 of 43 Pages

1)	NAME OF REPORTING PERSON

Ronald J. Gross

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO, PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	17,205
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	17,205
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,205

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%

14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 871551107	Page 17 of 43 Pages

1)	NAME OF REPORTING PERSON

Esopus Creek Value L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	405,000
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	405,000
WITH
10) SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
405,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.78%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 871551107	Page 18 of 43 Pages

1)	NAME OF REPORTING PERSON

Esopus Creek Advisors LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	405,000
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	405,000
WITH
10) SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
405,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.78%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 871551107	Page 19 of 43 Pages

1)	NAME OF REPORTING PERSON

Andrew L. Sole

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	72,000
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	405,000
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	72,000
WITH
10) SHARED DISPOSITIVE POWER
405,000

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
477,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.27%

14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 871551107	Page 20 of 43 Pages

1)	NAME OF REPORTING PERSON

Joseph S. Criscione

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	54,700
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	405,00
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	54,700
WITH
10) SHARED DISPOSITIVE POWER
405,000

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
459,700

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.15%

14)	TYPE OF REPORTING PERSON
IN

Page 21 of 43 Pages

This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2007, as amended by that certain Amendment No. 1 filed with the SEC on October 29, 2007 and that certain Amendment No. 2 filed with the SEC on January 2, 2008 (collectively, the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock, par value $0.05 per share (the "Common Stock"), of Syms Corp., a New Jersey corporation (the "Company"). The principal executive offices of the Company are located at Syms Way, Secaucus, New Jersey 07094.

Item 2.	Identity and Background.

Item 2(a) - (f) of the Statement is hereby amended and restated as follows:

(a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Management, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC, Ronald J. Gross, Esopus Creek Value L.P., Esopus Creek Advisors LLC, Andrew L. Sole and Joseph S. Criscione (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).

As of January 18, 2008, the Reporting Entities are the beneficial owners of, in the aggregate, 1,434,001 shares of Common Stock, representing approximately 9.83% of the shares of Common Stock presently outstanding.

Barington Companies Equity Partners, L.P. is a Delaware limited partnership. The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Investments, L.P. is a Delaware limited partnership. The principal business of Barington Investments, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Benchmark Opportunitas Fund plc is a public limited company incorporated under the laws of Ireland as an investment company. The principal business of Benchmark Opportunitas Fund plc is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Benchmark Opportunitas Fund plc is Styne House, 2nd Floor, Upper Hatch Street, Dublin 2, Ireland. The directors of Benchmark Opportunitas Fund plc and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola,

Page 22 of 43 Pages

British Virgin Islands. The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2.

The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company. The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

The management company of Barington Companies Equity Partners, L.P. is Barington Companies Management, LLC. Barington Companies Management, LLC is a Delaware limited liability company. The principal business of Barington Companies Management, LLC is serving as the management company of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Management, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Management, LLC.

The general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC. Barington Companies Advisors, LLC is a Delaware limited liability company. The principal business of Barington Companies Advisors, LLC is serving as the general partner of Barington Investments, L.P. The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

The investment advisor of Benchmark Opportunitas Fund plc is Barington Offshore Advisors, LLC. Barington Offshore Advisors, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors, LLC is serving as the investment advisor of Benchmark Opportunitas Fund plc. The address of the principal business and principal office of Barington Offshore Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Offshore Advisors, LLC.

The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors II, LLC. Barington Offshore Advisors II, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors II, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd. The address of the principal business and principal office of Barington Offshore Advisors II, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Offshore Advisors II, LLC.

Barington Companies Investors, LLC, Barington Companies Advisors, LLC, Barington Offshore Advisors, LLC and Barington Offshore Advisors II, LLC and Barington Companies Management, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

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The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

RJG Capital Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of RJG Capital Partners, L.P. is 11517 West Hill Drive, North Bethesda, Maryland 20852.

The general partner of RJG Capital Partners, L.P. is RJG Capital Management, LLC. RJG Capital Management, LLC is a Delaware limited liability company formed to be the general partner of RJG Capital Partners, L.P. The address of the principal business and principal office of RJG Capital Management, LLC is 11517 West Hill Drive, North Bethesda, Maryland 20852. Ronald J. Gross is the Managing Member of RJG Capital Management, LLC. The business address of Mr. Gross is c/o RJG Capital Management, LLC, 11517 West Hill Drive, North Bethesda, Maryland 20852.

Esopus Creek Value L.P. is a Delaware limited partnership. The principal business of Esopus Creek Value L.P. is investing on behalf of institutions and high net worth individuals. The address of the principal business and principal office of Esopus Creek Value L.P. is 500 Fifth Avenue, Suite 2620, New York, New York 10110.

The general partner of Esopus Creek Value L.P. is Esopus Creek Advisors LLC. Esopus Creek Advisors LLC is a Delaware limited liability company. The principal business of Esopus Creek Advisors LLC is serving as the general partner of Esopus Creek Value L.P. The address of the principal business and principal office of Esopus Creek Advisors LLC is 500 Fifth Avenue, Suite 2620, New York, New York 10110. Andrew L. Sole and Joseph S. Criscione are each managing members of Esopus Creek Advisors LLC.

The principal occupation of Andrew L. Sole and Joseph S. Criscione is serving as portfolio managers to Esopus Creek Value L.P. and other affiliated entities. The business address of each of Andrew L. Sole and Joseph S. Criscione is c/o Esopus Creek Advisors LLC, 500 Fifth Avenue, Suite 2620, New York, New York 10110.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or

Page 24 of 43 Pages

administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of the United Kingdom, Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom, Jim Cleary, a director of Benchmark Opportunitas Fund plc, who is a citizen of Ireland, Andreas Jeschko, a director of Benchmark Opportunitas Fund plc, who is a citizen of Austria, Karen Kisling, a director of Benchmark Opportunitas Fund plc, who is a citizen of Austria, and Carl O’Sullivan, a director of Benchmark Opportunitas Fund plc, who is a citizen of Ireland.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented as follows:

Since the filing of the Statement, Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Management, LLC, Barington Companies Advisors, LLC, Barington Offshore Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., James A. Mitarotonda, Ronald J. Gross, Andrew L. Sole and Joseph S. Criscione purchased an aggregate of 42,755 shares of Common Stock. The amount expended for such purchases (excluding commissions and other execution-related costs) was approximately $31,142.76 by Barington Companies Equity Partners, L.P., $1,030.00 by Barington Companies Investors, LLC, $1,030.00 by Barington Companies Management, LLC, $1,030.00 by Barington Companies Advisors, LLC, $1,030.00 by Barington Offshore Advisors, LLC, $231,359.24 by Barington Companies Offshore Fund, Ltd., $1,030.00 by Barington Offshore Advisors II, LLC, $1,504.00 by Barington Capital Group, $2,218.49 by James A. Mitarotona, $49.90 by Ronald J. Gross, $126,634.50 by Andrew L. Sole and $42,211.50 by Joseph S. Criscione.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

On January 18, 2008, Barington delivered a letter to the Company demanding, pursuant to Section 14A:5-28 of the New Jersey Business Corporation Act and the common law of the State of New Jersey, a copy of the Company's shareholder register and other related records in order to enable Barington to, among other things, determine whether the Company has, either now or at any time prior to the date the Company is scheduled to deregister with the SEC, 300 or more shareholders of record.

Members of the Reporting Entities have begun the process of registering some of their shares in their own names. The Reporting Entities encourage their fellow shareholders to contact the banks or brokerage firms that hold their shares and do the same as the Company may not deregister if it has 300 or more shareholders of record prior to April 1, 2008. The Reporting Entities believe that there are over 1,000 shareholders of the Company, approximately 200 of which are currently shareholders of record.

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In addition, on January 18, 2008, the Reporting Entities filed a lawsuit in the Superior Court of the State of New Jersey, Chancery Division - Bergen County, against the Board of Directors of the Company entitled Barington Companies Equity Partners, L.P., et al. v. Sy Syms, et al. The lawsuit alleges that the directors breached their fiduciary duties in causing the Company to delist its common stock from the New York Stock Exchange and by filing to deregister its shares under the federal securities laws. The lawsuit seeks, among other things, to enjoin the directors from causing the Company to deregister its common stock, and to compel the directors to cause the Company to relist its shares on a nationwide securities exchange. While the Reporting Entities intend to vigorously pursue the litigation, there can be no assurance as to how, or when, the litigation will be resolved.

On January 22, 2008, Barington Capital Group, L.P. and Esopus Creek Advisors LLC issued a press release announcing the above. A copy of the press release is attached as Exhibit 99.6 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) - (c) of the Statement is hereby amended and restated as follows:

(a) As of January 18, 2008, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 268,996 shares of Common Stock, representing approximately 1.84% of the shares of Common Stock presently outstanding based upon the 14,587,187 shares of Common Stock reported by the Company to be issued and outstanding as of January 2, 2008 in its Form 10-Q filed with the SEC on January 11, 2008 (the “Issued and Outstanding Shares”).

As of January 18, 2008, Barington Investments, L.P. beneficially owns 136,117 shares of Common Stock, representing approximately 0.93% of the Issued and Outstanding Shares. As of January 18, 2008, Benchmark Opportunitas Fund plc beneficially owns 8,263 shares of Common Stock, representing approximately 0.06% of the Issued and Outstanding Shares. As of January 18, 2008, Barington Companies Offshore Fund, Ltd. beneficially owns 470,970 shares of Common Stock, representing approximately 3.23% of the Issued and Outstanding Shares. As of January 18, 2008, Barington Companies Investors, LLC beneficially owns 100 shares of Common Stock. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may also be deemed to beneficially own the 268,996 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., constituting an aggregate of 269,096 shares of Common Stock, representing approximately 1.84% of the Issued and Outstanding Shares. As of January 18, 2008, Barington Companies Management, LLC beneficially owns 100 shares of Common Stock, representing less than 0.01% of the Issued and Outstanding Shares. As of January 18, 2008, Barington Companies Advisors, LLC beneficially owns 100 shares of Common Stock. As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may also be deemed to beneficially own the 136,117 shares of Common Stock beneficially owned by Barington Investments, L.P., constituting an aggregate of 136,217 shares of Common Stock, representing approximately 0.93% of the Issued and Outstanding Shares. As of January 18, 2008, Barington Offshore Advisors, LLC beneficially owns 100 shares of Common Stock. As the investment advisor to Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC may also be deemed to beneficially own the 8,263 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc, constituting an aggregate of 8,363 shares of Common Stock, representing approximately 0.06% of the Issued and Outstanding Shares. As of January 18, 2008, Barington Offshore Advisors II, LLC beneficially owns 100 shares of Common Stock. As the investment advisor to Barington Companies

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Offshore Fund, Ltd. Barington Offshore Advisors II, LLC may also be deemed to beneficially own the 470,970 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 471,070 shares of Common Stock, representing approximately 3.23% of the Issued and Outstanding Shares. As of January 18, 2008, Barington Capital Group, L.P. beneficially owns 100 shares of Common Stock. As the majority member of Barington Companies Investors, LLC, Barington Companies Management, LLC, Barington Companies Advisors, LLC, Barington Offshore Advisors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 268,996 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 136,117 shares of Common Stock beneficially owned by Barington Investments, L.P., the 8,263 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc, the 470,970 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., the 100 shares of Common Stock beneficially owned by Barington Companies Investors, LLC, the 100 shares of Common Stock beneficially owned by Barington Companies Management, LLC, the 100 shares of Common Stock beneficially owned by Barington Companies Advisors, LLC, the 100 shares of Common Stock beneficially owned by Barington Offshore Advisors, LLC and the 100 shares of Common Stock beneficially owned by Barington Offshore Advisors II, LLC, constituting an aggregate of 884,946 shares, representing approximately 6.07% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 268,996 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 136,117 shares of Common Stock beneficially owned by Barington Investments, L.P., the 8,263 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc, the 470,970 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. the 100 shares of Common Stock beneficially owned by Barington Companies Investors, LLC, the 100 shares of Common Stock beneficially owned by Barington Companies Management, LLC, the 100 shares of Common Stock beneficially owned by Barington Companies Advisors, LLC, the 100 shares of Common Stock beneficially owned by Barington Offshore Advisors, LLC, the 100 shares of Common Stock beneficially owned by Barington Offshore Advisors II, LLC and the 100 shares of Common Stock beneficially owned by Barington Capital Group, L.P., constituting an aggregate of 884,946 shares of Common Stock, representing approximately 6.07% of the Issued and Outstanding Shares. As of January 18, 2008, James A. Mitarotonda beneficially owns 150 shares of Common Stock. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may also be deemed to beneficially own the 268,996 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 136,117 shares of Common Stock beneficially owned by Barington Investments, L.P., the 8,263 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc, the 470,970 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. the 100 shares of Common Stock beneficially owned by Barington Companies Investors, LLC, the 100 shares of Common Stock beneficially owned by Barington Companies Management, LLC, the 100 shares of Common Stock beneficially owned by Barington Companies Advisors, LLC, the 100 shares of Common Stock beneficially owned by Barington Offshore Advisors, LLC, the 100 shares of Common Stock beneficially owned by Barington Offshore Advisors II, LLC and the 100 shares of Common Stock beneficially owned by Barington Capital Group, L.P., constituting an aggregate of 885,096 shares of Common Stock, representing approximately 6.07% of the Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 150 shares of Common Stock beneficially owned by him, the 268,996 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 136,117 shares of Common Stock beneficially owned by Barington Investments, L.P., the 8,263 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc, the 470,970 shares of Common

Page 27 of 43 Pages

Stock beneficially owned by Barington Companies Offshore Fund, Ltd. the 100 shares of Common Stock beneficially owned by Barington Companies Investors, LLC, the 100 shares of Common Stock beneficially owned by Barington Companies Management, LLC, the 100 shares of Common Stock beneficially owned by Barington Companies Advisors, LLC, the 100 shares of Common Stock beneficially owned by Barington Offshore Advisors, LLC, the 100 shares of Common Stock beneficially owned by Barington Offshore Advisors II, LLC and the 100 shares of Common Stock beneficially owned by Barington Capital Group, L.P. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of January 18, 2008, RJG Capital Partners, L.P. beneficially owns 17,200 shares of Common Stock, representing approximately 0.12% of the Issued and Outstanding Shares. As the general partner of RJG Capital Partners, L.P., RJG Capital Management, LLC may be deemed to beneficially own the 17,200 shares owned by RJG Capital Partners, L.P., representing approximately 0.12% of the Issued and Outstanding Shares. As of January 18, 2008, Ronald J. Gross beneficially owns 5 shares of Common Stock. As the managing member of RJG Capital Management, LLC, which in turn is the general partner of RJG Capital Partners, L.P., Mr. Gross may also be deemed to beneficially own the 17,200 shares owned by RJG Capital Partners, L.P., constituting an aggregate of 17,205 shares of Common Stock, representing approximately 0.12% of the Issued and Outstanding Shares. Mr. Gross has sole voting and dispositive power with respect to the 5 shares owned by him and the 17,200 shares owned by RJG Capital Partners, L.P. by virtue of his authority to vote and dispose of such shares. Mr. Gross disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of January 18, 2008, Esopus Creek Value L.P. beneficially owns 405,000 shares of Common Stock, representing approximately 2.78% of the Issued and Outstanding Shares. As of January 18, 2008, Andrew L. Sole beneficially owns 72,000 shares of Common Stock representing 0.49% of the Issued and Outstanding Shares. As of January 18, 2008, Joseph S. Criscione beneficially owns 54,700 shares of Common Stock representing 0.37% of the Issued and Outstanding Shares. As the general partner of Esopus Creek Value L.P., Esopus Creek Advisors LLC may be deemed to beneficially own the 405,000 shares of Common Stock beneficially owned by Esopus Creek Value L.P., representing approximately 2.78% of the Issued and Outstanding Shares. As managing members of Esopus Creek Advisors LLC and as portfolio managers to Esopus Creek Value L.P., each of Andrew L. Sole and Joseph S. Criscione may also be deemed to beneficially own the 405,000 shares of Common Stock beneficially owned by Esopus Creek Value L.P. constituting 477,000 and 459,700 shares of Common Stock, respectively, representing approximately 3.27% and 3.15% of the Issued and Outstanding Shares, respectively. Andrew L. Sole and Joseph S. Criscione share the power to vote and to direct the vote and the power to dispose and to direct the disposition of the 405,000 shares of Common Stock beneficially owned by Esopus Creek Value L.P. Andrew L. Sole has sole voting and dispositive power with respect to the 72,000 shares of Common Stock beneficially owned by him. Joseph S. Criscione has sole voting and dispositive power with respect to the 54,700 shares of Common Stock beneficially owned by him.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

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(b)           Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a), except that Messrs. Sole and Criscione have shared authority to vote and dispose of the shares reported as beneficially owned by Esopus Creek Value L.P. and Esopus Creek Advisors LLC.

Except as set forth above, each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares of Common Stock each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

(c)          Information concerning all transactions in shares of Common Stock effected by the Reporting Entities since the filing of the Statement are described in Schedule IV attached hereto and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

The Reporting Entities are parties to an agreement with respect to the joint filing of this Statement and any amendments thereto, a copy of which is attached hereto as Exhibit 99.5 and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

99.5

Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Management, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC, Ronald J. Gross, Esopus Creek Value L.P., Esopus Creek Advisors LLC, Andrew L. Sole and Joseph S. Criscione dated January 22, 2008 (which supersedes and replaces the Agreement of Joint Filing dated January 2, 2008, as previously filed as Exhibit 99.2 to the Schedule 13D Amendment No. 2 filed with the SEC on January 2, 2008).

99.6	Press release issued by Barington Capital Group, L.P. and Esopus Creek Advisors LLC, dated January 22, 2008.

Page 29 of 43 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:	January 22, 2008

BARINGTON COMPANIES EQUITY
PARTNERS, L.P.
By: Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES MANAGEMENT, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON INVESTMENTS, L.P.
By: Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES ADVISORS, LLC.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member
Title: Managing Member

Page 30 of 43 Pages

BENCHMARK OPPORTUNITAS FUND PLC
By: Barington Offshore Advisors, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON OFFSHORE ADVISORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President

BARINGTON OFFSHORE ADVISORS II, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON CAPITAL GROUP, L.P.
By: LNA Capital Corp., its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

Page 31 of 43 Pages

RJG CAPITAL PARTNERS, L.P.
By: RJG Capital Management, LLC, its general partner

By: /s/ Ronald J. Gross
Name: Ronald J. Gross
Title: Managing Member

RJG CAPITAL MANAGEMENT, LLC

By: /s/ Ronald J. Gross
Name: Ronald J. Gross
Title: Managing Member

/s/ Ronald J. Gross
Ronald J. Gross

ESOPUS CREEK VALUE L.P.
By: Esopus Creek Advisors LLC, its general partner

By: /s/ Andrew L. Sole
Name: Andrew L. Sole
Title: Managing Member

ESOPUS CREEK ADVISORS LLC

By: /s/ Andrew L. Sole
Name: Andrew L. Sole
Title: Managing Member

/s/ Andrew L. Sole
Andrew L. Sole

/s/ Joseph S. Criscione
Joseph S. Criscione

Page 32 of 43 Pages

SCHEDULE I

Directors of Benchmark Opportunitas Fund plc

Name and Position	Principal Occupation	Principal Business Address

Jim Cleary Director	Principal of Cleary Consulting	Oriel, 25 Revington Park, North Circular Road, Limerick, Ireland

Andreas Jeschko Director	Chief Executive Officer of Benchmark Advisory Limited and Benchmark Capital Management GmbH	23 Regent House, Bisazza Street, SLM15, Sliema, Malta

Karin Kisling Director	Chief Investment Officer of Benchmark Advisory Limited	23 Regent House, Bisazza Street, SLM15, Sliema, Malta

Carl O’Sullivan Director	Partner, Arthur Cox	Earlsfort Centre Earlsfort Terrace Dublin 2 Ireland

Page 33 of 43 Pages

SCHEDULE II

Directors and Officers of Barington Companies Offshore Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda Director and President	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Sebastian E. Cassetta Director	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Jonathan Clipper Director	Managing Director of Bedford Management Ltd	7 Reid Street, Suite 108 Hamilton HM11, Bermuda

Graham Cook Director	Director/Manager, Corporate Services of Byson Financial Services, Ltd.	Bison Court P.O. Box 3460 Road Town, Tortola British Virgin Islands

Citigroup Fund Services, Ltd. Secretary	Fund Administration	Washington Mall 1, 3rd Flr. 22 Church Street Hamilton HM11, Bermuda

Seth I. Berman Treasurer	Chief Financial Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Page 34 of 43 Pages

SCHEDULE III

Officers of LNA Capital Corp.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda President and CEO	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Sebastian E. Cassetta Secretary	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Seth I. Berman Treasurer	Chief Financial Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Page 35 of 43 Pages

SCHEDULE IV

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by the Reporting Entities since the filing of the Statement. All transactions were effectuated in the open market through a broker.

Shares purchased by Barington Companies Equity Partners, L.P.

Date	Number of Shares	Price Per Share	Cost (*)
1/7/2008	1,702	$12.300	$20,934.60
1/9/2008	918	$11.120	$10,208.16

Shares purchased by Barington Companies Investors, LLC

Date	Number of Shares	Price Per Share	Cost (*)
1/18/2008	100	$10.300	$1,030.00

Shares purchased by Barington Companies Management, LLC

Date	Number of Shares	Price Per Share	Cost (*)
1/18/2008	100	$10.300	$1,030.00

Shares purchased by Barington Companies Advisors, LLC

Date	Number of Shares	Price Per Share	Cost (*)
1/18/2008	100	$10.300	$1,030.00

Shares sold by Benchmark Opportunitas Fund plc

Date	Number of Shares	Price Per Share	Cost (*)
1/7/2008	(1,900)	$12.636	$(24,008.40)
1/7/2008	(20,600)	$12.339	$(254,183.40)
1/9/2008	(1,400)	$11.151	$(15,611.40)
1/9/2008	(2,500)	$11.120	$(27,800.00)
1/10/2008	(3,900)	$10.980	$(42,822.00)
1/15/2008	(7,800)	$10.385	$(81,003.00)
1/18/2008	(500)	$10.120	$(5,060.00)

Shares purchased by Barington Offshore Advisors, LLC

Date	Number of Shares	Price Per Share	Cost (*)
1/18/2008	100	$10.300	$1,030.00

Page 36 of 43 Pages

Shares purchased by Barington Companies Offshore Fund, Ltd.

Date	Number of Shares	Price Per Share	Cost (*)
1/7/2008	13,898	$12.300	$170,945.40
1/9/2008	1,582	$11.120	$17,591.84
1/10/2008	3,900	$10.980	$42,822.00

Shares purchased by Barington Offshore Advisors II, LLC

Date	Number of Shares	Price Per Share	Cost (*)
1/18/2008	100	$10.300	$1,030.00

Shares purchased by Barington Capital Group, L.P.

Date	Number of Shares	Price Per Share	Cost (*)
1/2/2008	100	$15.040	$1,504.00

Shares purchased by James A. Mitarotonda

Date	Number of Shares	Price Per Share	Cost (*)
1/3/2008	100	$14.7899	$1,478.99
1/3/2008	50	$14.7900	$739.50

Shares purchased by Ronald J. Gross

Date	Number of Shares	Price Per Share	Cost (*)
1/16/2008	5	$9.980	$49.90

Shares purchased by Andrew L. Sole

Date	Number of Shares	Price Per Share	Cost (*)
1/15/2008	15,000	$8.4423	$126,634.50

Shares purchased by Joseph S. Criscione

Date	Number of Shares	Price Per Share	Cost (*)
1/15/2008	5,000	$8.4423	$42,211.50

(*)	Excludes commissions and other execution-related costs